Exhibit 1.01

HeartWare International, Inc.

Conflict Minerals Report

For The Year Ended December 31, 2014

Unless the context requires otherwise, references in this Conflict Minerals Report to “HeartWare,” “the Company,” “we,” “us” and “our” refer to HeartWare International, Inc. and its consolidated direct and indirect subsidiaries.

This is the Conflict Minerals Report of HeartWare for the calendar year ended December 31, 2014, which has been prepared pursuant to Rule 13p-1 (the “Rule”) promulgated under the Securities Exchange Act of 1934, as amended. The Rule was adopted by the Securities and Exchange Commission (“SEC”) to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. The Rule imposes certain disclosure obligations on SEC reporting registrants that manufacture or contract to manufacture products for which the minerals specified in the Rule are necessary to the functionality or production of those products. The specified minerals include cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, tungsten, and/or gold (collectively, “ 3TG” or “Conflict Minerals” for the purposes of this assessment) that originated in the Democratic Republic of the Congo (DRC) or certain adjoining countries (collectively, the “Covered Countries”).

If a registrant has reason to believe that any 3TG in its supply chain may have originated in a Covered Country, or if a registrant is unable to determine the country of origin of a Conflict Minerals, then the registrant must exercise due diligence to identify the Conflict Mineral’s source and chain of custody. The registrant must annually submit to the SEC a report, called a Conflict Minerals Report, which includes a description of those due diligence measures and the registrant’s assessment of the results of its diligence efforts.

In accordance with the Rule, HeartWare has conducted a good faith reasonable country of origin inquiry to determine the origin of the 3TG contained in its products. This good faith reasonable country of origin inquiry was designed to determine whether any of the 3TG originated in the Covered Countries and whether any of the 3TG may be from recycled or scrap sources. Following this inquiry, the Company was unable to determine whether the 3TG necessary to the functionality or production of certain of its products (as further discussed below) originated in the Covered Countries or whether the 3TG had originated from recycled or scrap sources. The Company then made additional efforts to determine the source and chain of custody of the 3TG. The Company’s due diligence efforts were consistent with the framework described in the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas: Second Edition (including the Supplement on Tin, Tantalum and Tungsten and the Supplement on Gold). “OECD” is an abbreviation for The Organisation for Economic Co-operation and Development. The OECD Due Diligence Guidance is an internationally recognized due diligence framework.

No independent private sector audit related to this Conflict Minerals Report has been completed.

1. Company Overview

HeartWare is a medical device company that develops and manufactures miniaturized implantable heart pumps, or ventricular assist devices, to treat patients suffering from advanced heart failure. We have one operating segment, which designs, manufactures and markets our medical devices. We are headquartered in Framingham, Massachusetts, and have primary facilities in Miami Lakes, Florida and Hannover, Germany.

The HeartWare Ventricular Assist System (the “HVAD System”), which includes a ventricular assist device (“VAD”) or blood pump, patient accessories and surgical tools, is designed to provide circulatory support for patients in the advanced stage of heart failure. The core of the HVAD System is a proprietary continuous flow blood pump, the HVAD Pump, which is a full-output device capable of pumping up to 10 liters of blood per minute. The HVAD System is designed to be implanted adjacent to the heart, avoiding abdominal surgery, which is generally required to implant similar devices.

In November 2012, we received approval from the United States Food and Drug Administration (“FDA”) for the HVAD System as a bridge to heart transplantation in patients with end-stage heart failure. The HVAD System has been available in the European Union since receiving CE marking in 2009. In May 2012, we received an expanded European label for long-term use of the HVAD System in all patients at risk of death from refractory, end-stage heart failure. As of December 31, 2014, there have been over 7,000 implants of the HVAD System in patients at over 270 health care sites in 41 countries.

HeartWare is also developing next-generation blood pumps, including the MVAD System and the SYNERGY Circulatory Support System.

2. 3TG Due Diligence Process

HeartWare’s 3TG due diligence process has encompassed the development of a Conflict Minerals Policy, an internal working group with cross functional team members as well as senior executives, modifications to supply agreements and requests to suppliers to incorporate requirements related to supply chain sourcing and 3TG, and communications to suppliers that provide product components that contain 3TG. HeartWare’s executive leadership team has been apprised of progress, and that team has in turn periodically updated the Audit Committee of the Board of Directors with respect to HeartWare’s due diligence efforts and ongoing compliance obligations.

3. Product Analysis

HeartWare conducted an analysis of its products and determined that 3TG can be found in certain components of the HVAD System as well as products under development.

The following table describes the presence of 3TG in HeartWare products. Unless otherwise specified, 3TG is present in the product components of the HVAD System and of products under development.

3TG ITEM	PRODUCT COMPONENT
Tin	Semiconductor packaging; Solder; Connectors; Wire
Tungsten	Integrated circuits
Tantalum	Capacitors
Gold	Integrated circuits; Printed circuit boards; Connectors HVAD System: Connector crimp contacts Products under development: USB cable; Connector contact blocks; Connector braze

Therefore, HeartWare products are subject to the reporting obligations of the Rule.

4. Reasonable Country of Origin Inquiry (RCOI)

HeartWare does not purchase raw ore or unrefined 3TG directly from mines, smelters or refiners. The Company makes no direct purchases in the Covered Countries, and does not perform or direct audits of entities in the Covered Countries. The Company’s supply chain is complex. There are multiple intermediaries and third parties in the supply chain between the manufacture of the components that contain 3TG and the original source(s) of the 3TG. HeartWare must therefore rely upon its suppliers to provide information on the origin of the 3TG contained in components and materials supplied to HeartWare, including sources of 3TG that are supplied to HeartWare suppliers from upstream suppliers. Further, the Company believes that the smelters and refiners of 3TG are best situated to identify the sources of the 3TG, and therefore has taken steps to identify the smelters of 3TG in HeartWare’s supply chain.

HeartWare identified ten (10) suppliers from which it purchases components for HeartWare products that may include 3TG. HeartWare provided the Conflict Minerals Reporting Template (“CMRT”) for calendar year 2014, which had been made available on the website of the Conflict-Free Sourcing Initiative (http://conflictfreesourcing.org/), to each of these ten (10) suppliers. The CMRT requires a supplier to make representations regarding (i) whether any of the 3TG contained in the components or products it provides to the Company originates in the Covered Countries, (ii) the suppliers of 3TG in the supplier’s supply chain, (iii) the smelters of 3TG in the supplier’s supply chain, (iv) whether the supplier has its own Conflict Minerals policy that requires its own direct suppliers to be conflict-free, and (v) whether the supplier uses the CMRT with its own suppliers to gather similar information.

Most HeartWare direct suppliers have completed their respective CMRTs and provided the completed CMRTs to HeartWare. HeartWare has relied on these supplier responses to provide information about the source of 3TG contained in the product components supplied to HeartWare. HeartWare’s direct suppliers may be similarly reliant upon information provided to them by upstream suppliers.

The majority of the supplier responses that HeartWare received provided data that were “Company-wide” in scope. We also received a response that was “User-defined” in scope, and too broad to determine whether the data applied to the product components that we received from the supplier in 2014. In these instances we requested information at the Product level. We are unable to report smelters or country(ies) of origin for suppliers that provided data at the “Company-wide” or “User-defined” level.

5. Product Component Determination: DRC Conflict Undeterminable

On the basis of the due diligence measures described in this Conflict Minerals Report, HeartWare has concluded in good faith that during the reporting period from January 1 to December 31, 2014, the 3TG contained in our products that originated or may have originated from the Covered Countries are DRC conflict undeterminable. HeartWare reached this conclusion because we do not have sufficient information from suppliers regarding all of the upstream suppliers, smelters or refiners that processed the 3TG in our product components to conclude whether the 3TG originated in the Covered Countries and, if so, whether the 3TG were from recycled or scrap sources or were or were not from other conflict-free sources.

Based on information provide to HeartWare by its suppliers and otherwise obtained through our due diligence process, HeartWare has determined that the smelters and refineries listed in the table below are among those that may be used to process the 3TG contained in HeartWare products:

	CONFLICT MINERAL	SMELTER NAME	SMELTER FACILITY LOCATION: COUNTRY
1	Gold	AngloGold Ashanti Córrego do Sítio Mineração	Brazil
2	Gold	Argor-Heraeus SA	Switzerland
3	Gold	Asahi Pretec Corporation	Japan
4	Gold	CCR Refinery – Glencore Canada Corporation	Canada
5	Gold	Dowa	Japan
6	Gold	Heraeus Ltd. Hong Kong	China
7	Gold	Heraeus Precious Metals GmbH & Co. KG	Germany
8	Gold	Johnson Matthey Inc	United States
9	Gold	Johnson Matthey Ltd	Canada
10	Gold	Kennecott Utah Copper LLC	United States
11	Gold	Kojima Chemicals Co., Ltd	Japan
12	Gold	Materion	United States
13	Gold	Matsuda Sangyo Co., Ltd.	Japan
14	Gold	Metalor Technologies (Hong Kong) Ltd.	China
15	Gold	Metalor Technologies SA	Switzerland
16	Gold	Metalor USA Refining Corporation	United States
17	Gold	Nihon Material Co., Ltd.	Japan
18	Gold	Ohio Precious Metals, LLC	United States
19	Gold	Royal Canadian Mint	Canada
20	Gold	Tanaka Kikinzoku Kogyo K.K.	Japan
21	Gold	Umicore SA Business Unit Precious Metals Refining	Belgium
22	Gold	United Precious Metal Refining, Inc.	United States
23	Gold	Western Australian Mint trading as The Perth Mint	Australia
24	Tin	Malaysia Smelting Corporation (MSC)	Malaysia
25	Tin	Metallo Chimique	Belgium
26	Tin	Minsur	Peru
27	Tin	Thaisarco	Thailand

Tracing 3TG back to their mine of origin is a complex aspect of sourcing in a supply chain. We have relied primarily upon our supplier CMRT submissions and believe that the smelters identified represent the most reasonable known mine of origin information available.

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